SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Changes in Member's Equity

Year ended December 31, 2017

(dollars in thousands)

Member's equity, December 31, 2016	$	231,160
Net income		33,694
Dividends paid to Parent		(15,000)
Member's equity, December 31, 2017	**$**	**249,854**

The accompanying notes are an integral part of these financial statements.